SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE PERIOD BETWEEN APRIL 20, 2005 AND MAY 1, 2005

CHINADOTCOM CORPORATION

(Exact name of Registrant as specified in its Charter)

34/F, Citicorp Centre
18 Whitfield Road
Causeway Bay, Hong Kong
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	☑	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes	☐	No	☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS
SIGNATURE
EXHIBIT INDEX
EX-1.1 PRESS RELEASE DATED APR 20, 2005
EX-1.2 PRESS RELEASE DATED APRIL 28, 2005

EXHIBITS

Exhibit	Description
1.1	Press Release dated Apr 20, 2005 chinadotcom announces adjournment of Extraordinary General Meeting until April 27, 2005
1.2	Press Release dated April 28, 2005 chinadotcom Shareholders Approve Change of Company Name to “CDC Corporation”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 1, 2005

CHINADOTCOM CORPORATION
By:	/s/Keith Oliver
Keith Oliver
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
1.1	Press Release dated Apr 20, 2005 chinadotcom announces adjournment of Extraordinary General Meeting until April 27, 2005
1.2	Press Release dated April 28, 2005 chinadotcom Shareholders Approve Change of Company Name to “CDC Corporation”